Exhibit 99.1

DRAGANFLY TO ACQUIRE SKIP DYNAMIX FIXED WING ULTRA-LOW COST, MASS PRODUCIBLE TECHNOLOGY, INTELLECTUAL PROPERTY AND INFRASTRUCTURE

Integrates Ultra-Low Cost, Mass-Producible Long-Range Surveillance and One Way Systems into the Draganfly Platform of Drones

Tampa, FL. – May 18, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has entered into a definitive asset purchase agreement (the “Agreement”) with Skip Dynamix, Corporation (“Skip Dynamix”), a developer of ultra-low-cost, mass-producible fixed-wing unmanned aerial systems designed for long-range intelligence, surveillance and reconnaissance (“ISR”), electronic warfare support, logistics, and one-way missions. pursuant to which Draganfly has agreed to acquire substantially all of the assets of Skip Dynamix’s drone technology business (the “Transaction”).

The Transaction deepens Draganfly’s defense platform portfolio and further strategically positions the Company within one of the fastest-growing segments of the global defense technology market: low-cost autonomous aerial systems capable of scalable deployment in contested environments.

The Transaction will combine Draganfly’s proven manufacturing, autonomy, AI, command-and-control, and military systems integration capabilities with Skip Dynamix’s innovative fixed-wing platform architecture optimized for affordability, rapid production, modular payload integration, and long-range operational deployment.

“Modern conflicts have fundamentally reshaped military procurement priorities,” said Cameron Chell, Chief Executive Officer of Draganfly. “The battlefield lessons emerging from Ukraine, the Middle East, and evolving Indo-Pacific security planning are clear: survivable mass, low-cost autonomy, long-range ISR, and systems are becoming core operational requirements for allied defense forces.”

“Skip Dynamix gives Draganfly a highly scalable platform capable of addressing this rapidly expanding global demand while complementing our existing ISR, logistics and tactical drone, defense technologies.”

Positioned for the New Era of Attributable Autonomous Systems

The Transaction coincides with accelerating global defense investment into low-cost autonomous aerial systems designed for persistent ISR, swarm deployment, electronic warfare resilience, and one-way operations. The Department of War has publicly identified low-cost autonomous systems as a strategic priority aimed at rapidly fielding large numbers of expendable autonomous systems for Indo-Pacific and other contested operational theaters.

The Pentagon’s initiatives specifically seek to deploy “thousands” of low-cost autonomous systems to the Indo-Pacific region to counter near-peer threats through distributed and scalable autonomous capabilities.

The Asia-Pacific ISR aircraft and drone market alone is projected to grow to more than US$20.5 billion by 2035 according to industry reports, driven by rising geopolitical tensions, maritime security requirements, and defense modernization programs across the region. At the same time, defense agencies globally are increasingly prioritizing systems that can be manufactured securely, rapidly and deployed at scale at materially lower cost than traditional cruise missiles or large unmanned platforms.

Scalable, Modular, and Mission Adaptable

Skip Dynamix’s systems architecture integrated into the Draganfly platform of drones is designed around rapid manufacturability, operational flexibility, and modular mission payloads, supporting applications including:

●	Long-range ISR

●	Maritime surveillance

●	Border security

●	Communications relay

●	Electronic warfare support

●	Autonomous logistics delivery

●	Force protection

●	One-way missions

●	Swarm and distributed operations

The systems are designed to integrate with commercially scalable manufacturing approaches and open architecture payload systems, enabling rapid adaptation for evolving mission requirements and allied defense procurement programs.

Draganfly expects the Transaction to enhance its ability to support defense customers seeking affordable autonomous systems deployable at scale across contested operational environments.

Expanding Defense and Allied Opportunities

In addition to strengthening Draganfly’s positioning with Department of War programs, the Transaction also strengthens NATO-aligned modernization initiatives, allied defense procurement agencies, and Indo-Pacific security programs increasingly focused on autonomous and asymmetric defense technologies. Draganfly intends to integrate Skip Dynamix’s technologies into its broader defense ecosystem, including AI-enabled autonomy, sensor integration, tactical ISR operations, and next-generation autonomous mission systems.

“The acquisition of Skip Dynamix is an important strategic step for Draganfly as we continue to expand our platform capabilities for defense, government, public safety, and international customers,” said Cameron Chell, CEO of Draganfly. “The Orca fixed-wing platform adds long-range, hand-launchable endurance to our portfolio and addresses a clear capability gap in the market. By bringing Skip Dynamix’s technology and team into Draganfly, we believe we can accelerate commercialization, expand customer opportunities, and strengthen our position as a trusted North American drone solutions provider.”

Transaction Highlights

●	Addresses Critical Multi Mission Opportunity Within One Platform. The Transaction of the Orca fixed-wing platform complements Draganfly’s established multi-rotor portfolio, including the Flex FPV, Apex, Commander 3XL, and Heavy Lift systems, by adding a long-range, hand-launchable fixed-wing capability that addresses a critical integrated multi-mission opportunity not being served in the existing market.

●	Expanded Market Reach. The Transaction is expected to widen Draganfly’s presence in the defense, national security, government, and international markets, providing access to Skip Dynamix’s existing pipeline of opportunities for the Orca platform.

●	Revenue Synergies. Management believes the business combination offers significant revenue synergies, allowing for incremental revenue growth for Draganfly in excess of Skip Dynamix’s standalone forecasts and valuation.

●	Retention of Key Talent. Skip Dynamix’s founders, Jonathan Baron and Andrew Chapman, will continue with the combined business under employment agreements, bringing specialized expertise in fixed-wing sUAS technology.

●	Key Strategic Goals for 2026. The key strategic goals for the Skip Dynamix acquisition in 2026 will be: (i) to fully exploit the existing pipeline of opportunities; (ii) to advance autonomy-assisted flight operations; and (iii) to establish Draganfly as the leading multi-platform (Fixed-wing and multi-rotor) integrated operations drone platform.

Material Terms of the Agreement

The aggregate purchase price for the Transaction is up to US$7,525,000 (the “Purchase Price”):

●	A cash payment of US$2,525,000 (the “Closing Amount”), subject to customary working capital adjustments, will be paid to Skip Dynamix at closing.

●	US$2,500,000 satisfiable in common shares of Draganfly (“Draganfly Shares”) pursuant to a special warrant issued at closing (the “Payment Shares”). The Payment Shares will be issued subject to the satisfaction of the Payment Vesting Condition, which requires each founder to be actively engaged by Draganfly until at least the first anniversary of closing.

●	up to US$2,500,000 (the “Earn-Out Amount”), payable in a combination of cash and Draganfly Shares as determined by Draganfly, subject to: (i) the business achieving certain milestones.

Completion of the Transaction is subject to a number of closing conditions customary for a transaction of this nature, including required regulatory and exchange approvals and the satisfaction of other customary conditions precedent, and is expected to close in early June 2026.

Additional transaction details will be disclosed in the Company’s applicable regulatory filings.

About Skip Dynamix

Skip Dynamix is a Delaware-based drone technology company engaged in the design, manufacture, marketing, sale and distribution of long-range, hyper-customizable, multi-purpose, hand-launchable, fixed-wing sUAS, including the Orca platform. Skip Dynamix serves customers across defense, national security, government and international markets.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly is an award-winning Original Equipment Manufacturer and technology integrator to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to Draganfly’s integration plans with respect to the Skip Dynamix’s products, the size of the drone market, the ability of the Company to complete sales of its products to defense organizations, all statements under the heading “Transaction Highlights”, the expected closing of the Transaction and the expected closing date of the Transaction, Transaction benefits, expected additional revenues, expected growth, revenue synergies, strategic goals, results of operations, performance, industry trends and growth opportunities. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the Transaction may not be completed as expected or at all; the expected benefits of the Transaction and additional revenues may not materialize; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses; currency fluctuations; regulatory restrictions; liability; competition; loss of key employees; and other related risks and uncertainties. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Draganfly which are available on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.